UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-20201
CUSIP NUMBER 408859106

(Check One): ☒ Form 10-K ☐  Form 20-F ☐  Form 11-K  ☐ Form 10-Q ☐ Form 10-D ☐  Form N-SAR ☐Form N-CSR

For Period Ended: fiscal year ended December 31, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                Not applicable

Part I--Registrant Information

Hampshire Group, Limited

Full Name of Registrant

Former Name if Applicable

114 W. 41st Street

Address of Principal Executive Office (Street and Number)

New York, New York 10036

City, State and Zip Code

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hampshire Group, Limited (the "Company") is unable to file its Form 10-K for the year ended December 31, 2013, within the prescribed time period without unreasonable effort and expense.  Specifically, the Company is engaged with the lender of its credit facility in the finalization of an amendment of certain terms, including an adjustment to the minimum consolidated EBITDA financial covenant. The Company believes that this information should be included in the Form 10-K in order to accurately represent the Company’s liquidity and capital resources, and requires additional time to complete the amendment process and to revise the Form 10-K to reflect this event. The Company intends to file the Form 10-K on or prior to April 15, 2014.

This Notification of Late Filing on Form 12b-25 includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements pertaining to the ability of the Company to obtain an amendment to its credit facility and statements regarding the estimated timing for the filing of the Company’s Form 10-K. Readers are cautioned that any such forward- looking statements are not guarantees of future performance and involve risks and uncertainties. In addition, the Company has based these forward-looking statements on its current expectations and projections about future events. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based upon those assumptions also could be incorrect.

2

Part IV--Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Trey A. Darwin	864	622-0847
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒     Yes     ☐     No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in the Company’s earnings release for the quarter and year ended December 31, 2013, a copy of which was furnished with the Company’s Current Report on Form8-K filed with the Securities and Exchange Commission on March 31, 2014, for the quarter ended December 31, 2013, the Company reported net sales of $35.0 million and a loss from continuing operations of $8.9 million, or $1.05 per share, as compared to net sales of $40.2 million and a loss from continuing operations of $0.6 million, or $0.08 per share, for the same period of 2012. For the year ended December 31, 2013, the Company reported net sales of $105.1 million and a loss from continuing operations of $12.8 million, or $1.65 per share, as compared to net sales of $114.9 million and a loss from continuing operations of $9.3 million, or $1.27 per share, for 2012.

3

Hampshire Group, Limited

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2014	By:	/s/ Trey A. Darwin
	Name:	Trey A. Darwin
	Title:	Vice President and Chief Financial Officer

4